SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.10)(1)


GOODRICH PETROLEUM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


382410 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


December 31, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.382410 40 5                  13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Walter G. Goodrich


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.


________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           867,354
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          280,125
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         867,354
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            280,125
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,479

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.63%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

IN

*Includes the following securities held by Walter G. Goodrich on his own behalf :(a) 484,278 shares of common stock and (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock. In addition, includes (a) 381,409 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (b) 280,125 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest. Walter G. Goodrich exercises sole voting and investment rights power, with respect to the shares held by Goodrich Energy, and may be deemed to exercise shared voting and investment power with Henry Goodrich with
respect to the shares held by HGF Partnership.   Walter G. Goodrich and Henry
Goodrich beneficially own 4.70% of the outstanding shares of common stock

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.382410 40 5                  13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:

GOODRICH PETROLEUM CORPORATION

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:
808 TRAVIS STREET, SUITE 1320
HOUSTON, TEXAS 77002


            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

Walter G. Goodrich

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:
808 TRAVIS STREET, SUITE 1320
HOUSTON, TEXAS 77002

            ____________________________________________________________________

Item 2(c).  Citizenship:
U.S.A.


            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:
Common Stock, Par Value $0.20 per share


            ____________________________________________________________________

Item 2(e).  CUSIP Number:

382410 40 5

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.382410 40 5                13G                    Page 4  of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
1,147,479*
          ______________________________________________________________________

     (b)  Percent of class:
4.63%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote____867,354____________,


          (ii)  Shared power to vote or to direct the vote____280,125__________,


          (iii) Sole power to dispose or to direct the disposition of_867,354__,


          (iv)  Shared power to dispose or to direct the disposition of_280,125

*Includes the following securities held by Walter G. Goodrich on his own behalf :(a) 484,278 shares of common stock and (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock. In addition, includes (a) 381,409 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (b) 280,125 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest. Walter G. Goodrich exercises sole voting and investment rights power, with respect to the shares held by Goodrich Energy, and may be deemed to exercise shared voting and investment power with Henry Goodrich with
respect to the shares held by HGF Partnership.   Walter G. Goodrich and Henry
Goodrich beneficially own 4.70% of the outstanding shares of common stock

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

Not Applicable

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

Not Applicable

          ______________________________________________________________________

Item 10.  Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2006

                                        ----------------------------------------
                                                        (Date)

                                                /s/Walter G. Goodrich

                                        ----------------------------------------
                                                      (Signature)

                                                    Walter G. Goodrich
                                                   Vice Chairman and CEO
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).